SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 30, 2007

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

Enclosure: Shareholder Magazine

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

	By:	/s/ Alan Scott

Name: Alan Scott
Title: Assistant Secretary

Date: May 30, 2007

see shareholder offers inside

BT

Bringing it all together

Forward

Shareholder magazine May 2007

We're in this together

Life in a converging world...

Simply better for everyone

The better faster cheaper network – AKA21CN...

From Trolley Dolly to Techno Classroom

Inventing the future with the next generation...

Page 2

Page 4
Page 6

Page 8

Page 10
Page 14

Page 16

Contents

10 things to know about BT
Chief Executive Ben Verwaayen’s
view from the top…

Making a positive impact on society
From giving young people a voice
to tackling climate change...

Simply better for everyone
Our 21st Century Network is up
and running in Cardiff and heading your way…

Customer service,
our number one priority
How we put customers at the
heart of everything we do…

Wake up, get out of bed...
A day in the converged life
of Dave…

Helping to make the seas safer
Spotlight on our work for the
Maritime and Coastguard Agency…

Inventing the future with
the next generation
Working together with students
to develop new product ideas

The front cover features Adam and Jane from our TV advertising campaign, which has established BT as a leading broadband provider, and provided memorable and amusing insights into how communications fits into many families.

All information and prices are correct at time of going to print, 16 May 2007, but may be modified without notice from time to time. Services and equipment are provided subject to British Telecommunications plc’s standard conditions of contract. Nothing in this publication forms any part of any contract. Offers are for UK residents only.

Back to Contents

A world of opportunities

From phoning an old friend on the other side of the planet for a videochat to phoning a new Chinese restaurant around the corner for a home delivery
– it’s a small world these days. And a huge world, too. Take business, for example. Gone are the days when growing a business internationally always took a lot of time, effort and money. Nowadays, a good idea can become a global success pretty much overnight.

Time and distance are shrinking. Choice and opportunities are expanding.
But we all continue to want the same basic things – things like simplicity, good service, a fair deal, to feel valued, to be able to realise our ambitions and dreams. Together, we can achieve them.

In the following pages we take a look at this world of opportunities –
what’s going on and what’s going to happen, both further afield and closer to home. Crispy duck anyone?

Small is beautiful... this year we’ve reduced the size of
Forward from A4 to A5 – to save on paper and postage costs.

Back to Contents

View from the top

Ben Verwaayen

10 things we would like
you to know about BT

        Serving our customers

better is the way to deliver
increasing value to our
shareholders

We’re not a phone company.
We’re not an information,
communications and technology
(ICT) company. We’re a customer
company. Nothing is more
important than offering a great
customer experience first time,
every time.

        We make sure that the

local access network is open to
all UK service providers on fair
and equal terms

Openreach, a separate division of
BT, provides local access services
on fair and equal terms to all – to
competitors and to BT Retail and
BT Global Services.

Our 21st Century Network will improve things for everyone

Thanks to BT’s investment, more
homes in Britain now have access
to broadband than have access
to mains water – more than
99.9% of the UK’s homes and
businesses. And we now have over
11 million broadband connections.
Broadband transforms the way
in which we live, work and
communicate with each other.

        We’re at the heart

        We’re at the heart

of broadband Britain

        We’re a global business

We’re not just a UK company,
we’re a global business. From
Austria to Australia – all told,
we have around 106,000 people
in over 50 countries, delivering
services to customers in more
than 170 countries. We also
provide networked IT services
to major organisations around
the world, through our BT Global
Services division.

        Delivering services in

‘customer time’ will help to keep
us ahead of the game

Customers want new services
when they want them – not when
companies choose to provide
them. And you can only offer
real-time customer experiences
if you have outstanding software
capabilities. BT is developing
and delivering software-driven

        Our 21st Century

Network will improve things
for everyone

We’re investing billions in a single
21st Century Network that will
open the way for better, faster
and more reliable services for all
our customers – from individuals
to multinationals, and to other
service providers. Take a look at
page 6.

Back to Contents

We asked BT’s Chief Executive Ben Verwaayen
to highlight 10 key things he would like our
shareholders to know about BT…

products over broadband, using
the power of our 21st Century
Network. In future, not only will
things happen more quickly, but
new services will be more reliable
and easier to use.

             We’re big
on collaboration
Take innovation, for example.
As you’ll see from our feature
on inventing the future with the
next generation on page 16,
the best innovations come from
working closely together.

             We’re making
communications better
From handy videophones to
high quality, low cost phone
calls over the internet – we’re
giving customers better ways to
stay in touch with friends, family
and colleagues. We currently
have over 1.4 million customers
signed up to our calls over the
internet service, often known
as VoIP.

              We are committed to
leading the way in sustainability
For the last six years, BT has
been rated No.1 in the Dow
Jones Sustainability Index’s
telecommunications sector.
BT has a positive role to play
as individuals and organisations
look for more sustainable ways
of communicating, doing
business and leading their
lives. Teleconferencing and
flexible working are reducing
travelling and providing more
flexible lifestyles.

              Our people make
all the difference
In the last few years we’ve
transformed BT, and we wouldn’t
have been able to do it without
the remarkable skills and
dedication of our people. Their
ability to work together makes all
the difference in bringing it all
together for you, our
shareholders. For example,
our proposed full year dividend
is 27% higher than last year.

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Help enable a more
inclusive society
As part of our commitment to
enabling a more inclusive society,
we are looking at how ICT can
help close the gap between
the haves and the have-nots,
the connected and the not
connected, the advantaged
and the disadvantaged. We are
investigating how it can best
help create a society where
everyone gets a fair chance.

Tackling the big issues
In reviewing our strategy we
decided that, given the big
global issues facing society,
we needed to raise our game
and make a special effort to
demonstrate how ICT can help
make a real difference.

South Africa, followed by Brazil
and China in subsequent years.

In 2007, our community
investment was £21.8 million,
1% of UK pre-tax profits. As part
of our Better World campaign
we launched our first global
development partnership
with UNICEF. Working on
community projects to bring
education, ICT (information and
communications technology)
and communication skills to
disadvantaged children, the
projects will focus initially on

Maintaining and growing
our positive impact
We will continue to implement
and build on our well established
policies and programmes in
key areas, such as community
investment, health and safety,
environmental management and
supply chain. All these policies
and programmes have a proven
positive impact.

Calculate your
footprint
You can now calculate your
own carbon footprint on the
BT website at
www.btplc.com/
climatechange

Our goal is to maximise BT’s
positive contribution to society,
and thereby to support our
long-term business success and
deliver shareholder value. Our
ultimate goal is to show how
our business can help create a
better, more sustainable world.

Rated No.1 in the Dow Jones Sustainability Index’s telecommunications sector for the last six years, we take an enlightened long-term view, particularly when it comes to demonstrating how communications can benefit society. Being a responsible business is not a ‘nice to have’, it is a ‘must do’. It makes business, social and environmental sense.
Long-term, it is the only option.

Making a positive impact on society

Responsibility

Back to Contents

Giving young
people a voice
Through our Better World
campaign we are helping to
give young people a voice.
We’re ensuring young people
most in need are heard and
helped; developing young
people’s communication skills;
and helping them create real
social change. Since 2002,
around £10 million in cash and
gifts in kind have been donated
to ChildLine, and 3 million
pupils at more than 12,000
schools have been involved
in our education programme.
You can find out more at
www.btbetterworld.com

Recycle your
mobile phone
From June 2007 we will be
recycling all our employee and
customer mobile handsets for
ChildLine. If you have a broken or
redundant handset you no longer
need, please help us to raise vital
funds for ChildLine. Email us at charity.programme@bt.com and we will then send you a freepost
recycling bag.

Enable sustainable
economic growth
Ultimately we aim to achieve
economic growth that benefits
society within environmental
limits. This is a new focus for
us. We are concentrating on
integrating sustainability into
our business thinking, creating
new products and services with
sustainability benefits, exploring
obsolescence in the industry and
measuring our progress.

If you’d like to calculate how
much CO2 you use, get some
suggestions on what you can
do to take action and find out
more about what we’re doing –
take a look at www.btplc.com/
climatechange

So far, we have reduced our UK
emissions by 60% since 1996.

Help tackle climate change
To play our part in tackling the
world’s No.1 environmental
issue, we are committed to
reducing our own CO2 emissions
by 80% by 2016 (from our 1996
baseline) and to helping our
employees, our suppliers, other
businesses and customers to
cut carbon emissions through
better use of ICT. We have
now embarked on a major
programme to understand better
and accelerate the roll out of
carbon-reducing communications
solutions.

Through EverybodyOnline, we’re
creating a network of public
internet access points to help
people in disadvantaged areas
take advantage of computers and
the internet.

Back to Contents

21st Century Network (21CN)
Simply better
for everyone

To make that first call possible,
we have rebuilt 10% of
the national core network,
completed 1,500 man years of
IT development, laid 2,300km
of optical fibre in South Wales
and performed around half a
million different tests. We have
also worked closely with our
wholesale customers on areas of
common interest and potential
disagreement. This collaboration is
a continuing feature of 21CN.

By early 2008, the entire core
network will be in place and
around 350,000 people will
be up and running on it. By
the end of the decade pretty
much everyone in the UK will be
enjoying the benefits of 21CN.

What will these benefits be?
For a big business looking for a
managed-network solution that
can keep pace with its fast-
changing requirements or a small
boy wanting to stay in touch with
his grandma on the other side of
the world, the benefits of 21CN
are essentially the same. An
ability to carry on using existing
services in exactly the same way
as today – pick up a phone and
make a call – and an ability to

enjoy exciting new services –
pick and play movies on a laptop
anyone? Services will not only
be more varied but also more
reliable, simpler, better value
– more in tune with how people
want to live their lives. So the
overall experience will improve.

We are leading the way in
establishing a single network
for the 21st century, which
enables computers to ‘talk’ to
each other over the internet. We
are applying our experience and
expertise to help others around
the world do the same thing.
The prospect is simply a better
way to bring all of us together,
no matter who or where in the
world we are.

28
NOV

Laura Wess makes the first customer call over 21CN...

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On Tuesday 28 November 2006, Laura Wess, a pupil at Wick
and Marcross Church in Wales Primary School, made the first customer phone call over our new 21st Century Network (21CN). Behind that brief call lay billions of pounds of investment by BT;
ahead of it extends a world of opportunity for all of us.

Switched on

Like to know when your line will be switched on to the new network? You can find this out, together with other useful 21CN information, at www.switchedonuk.org, a site developed and run collaboratively by the industry.

small business
AVAILABLE
TO ALL
21CN
individuals
big
business
FASTER
BROADBAND
SIMPLER
MORE VARIED
SERVICES
MORE RELIABLE
BETTER VALUE
NEW
SERVICES
SOONER

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Customer service,
our number
one priority

From a multinational company operating
around the world to an individual living on their
own, we want all of our customers to have a
consistently positive experience with us. This is
our number one priority because getting it right
is the best way to deliver real shareholder value.

Customer experience

Back to Contents

Special offers
for BT shareholders

Also available in orange

BT Mango
Digital Cordless Phone
& Answer Machine

Shareholder price twin £63.99
BT’s normal price £79.99 • Single also available

• SIM card reader & writer • Up to 11 mins
answer machine record time • Caller Display
• 255 name & number directory • SMS Text

BT Synergy 4500
Digital Cordless Phone
& Answer Machine

Shareholder price
single £47.99
BT’s normal price £59.99
Twin, Trio & Quad also available

• SIM card reader & writer
• Caller Display • Up to 11.5
mins answer machine
record time • 255 name
& number directory • SMS Text

Offer ends 30 June 2007
Order online at
www.bt.com/shop/shareholders

Just enter the promotional code
AGM07 at the checkout stage to claim
your BT shareholder discount.

Or call 0800 328 4478,
lines open Mon-Sat 8am-8pm.

FREE delivery on orders over £89.99, otherwise £5.99.

BT Verve 500
Digital Cordless
Phone & Answer
Machine

Shareholder price twin £79.99
BT’s normal price £99.99 • Single also available

• SIM card reader & writer • Up to 28 mins
answer machine record time • Handsfree • Caller
Display • 7 Polyphonic ringtones • 255 name
& number directory • SMS Text

Back to Contents

Save 20%
on the normal price of all BT products
at the BT Shop

BT Paragon 500
Digital Corded Phone & Answer Machine
Shareholder price £31.99
BT’s normal price £39.99

• Up to 36 mins answer machine record time
• Caller Display • 6 Polyphonic ringtones • 200
name & number directory • SMS Text

BT Big Button 100
Digital Corded Phone

Shareholder price £19.99
BT’s normal price £24.99

• Large easy to read buttons • Call indicator light
• Speech amplification • Hearing aid compatible
• 13 number directory.

BT Freestyle 610
Digital Cordless Phone
Shareholder Price single £23.99
BT’s normal price £29.99

Shareholder price twin £39.99
BT’s normal price £49.99

• Large buttons for ease of use on handset
• Caller Display • 30 name & number directory

More offers online
For the full range of offers available
to BT shareholders, just visit
www.bt.com/shop/shareholders

Don’t forget to enter the
promotional code AGM07 at the
checkout stage to claim your BT
shareholder discount.

Offer ends 30 June 2007

Save 20% at the BT Online Shop on any BT branded product. Does not apply to any BT Services or other BT Shops such as dabs.com. One promotional code per transaction. Promotional code can only be redeemed online at the BT Online Shop. Prices are correct at the time of going to print and are subject to change. Offer available whilst stocks last or before 30 June 2007, whichever is the sooner. Terms and conditions apply www.shop.bt.com/page/
termsconditions#promo. Refunds apply to the amount of money actually spent – no cash refunds on discounts. Promotional code is not redeemable against delivery charges (but delivery is free when you spend over £89.99).

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BT Fusion mobile service – FREE for 3 months1

• 4 for 1 inclusive minutes2
• FREE Internet surfing offer3
• Range of call plans and handsets
• From just £19 per month

Call 0800 783 2326
 or visit www.bt.com/
 btfusion/shareholder
 Offer ends 30 June 2007

Samsung P200

1. New primary account BT Fusion Plus customers only, subject to status, 18 month term and 11 month tariff commitment. Full tariff price payable from month 4. BT Broadband required. 2. 4 for 1 minutes within range of the BT Home Hub/BT hotspots. Applies to 01 or 02 numbers, excluding Channel Islands, and UK mobile numbers starting 07 (whilst caller and recipient both within UK). 3. 20Mb mobile internet surfing a month, unused allowance cannot be carried forward. Additional usage charged at 0.391p per kb. Conditions apply.

Computer or technical frustrations?

Now there's somewhere to turn to. Get expert
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BT Home IT Call*
Straightforward, jargon free advice on a range of home
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BT Home IT Visit
If you would prefer someone to fix the problem for you in person, you can now set up an appointment for one of our engineers to visit you at home.

BT Home IT Install
You can now make an appointment for a BT engineer
to set up your BT Total Broadband, BT Broadband Talk
and give you a brief tutorial.

*3 month minimum term for subscription service. Available to BT Line customers only. Lines are open between 8am and 11pm, 7 days a week. Fair Usage Policy and conditions apply.

For straightforward help and advice call 0800 432 0230 or visit www.bt.com/itadvice

Great deals from dabs.com

Part of the BT Group, online computing and technology retailer dabs.com has put together a selection of the hottest products around – all with special discounts for all BT shareholders. Visit www.dabs.com/btshareholderoffers to view them all today! Deals are updated regularly.

Designed for entertainment, this notebook works
hard and plays hard too!

• HP Pavilion dv6299ea T5500
• Intel® Core™ 2 Duo processor
• 2048Mb RAM, 120Gb HDD
• High gloss ceramic white finish
• Includes remote control and HP
  QuickPlay for better enjoyment
  of music and films
BT shareholder
price £804.99

Please note that dabs.com’s website prices are updated hourly to reflect the best possible deals at any point in time. As such, please check www.dabs.com/
btshareholderoffers for the latest prices which may fluctuate without notice and for product availability. Prices are exclusive of delivery charges. E&OE.

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BT Total Broadband
BT Total Broadband from £8.95* a month for the first six months.
To find out more visit www.bt.com/shareholders/broadband

Receive a
‘Welcome
Cheque’ of
up to £50**

when you sign up to
BT Total Broadband

offer ends 31 August 2007

Claiming your ‘Welcome Cheque’

Step one Order BT Total Broadband
Order your preferred BT Total Broadband Option at
www.bt.com/shareholders/broadband

Step two Claim your
‘Welcome Cheque’
Go to www.btshareholder.onlinerebates.com
and complete the online form.

Please supply all the details and remember
to press “submit”.

Failure to supply all the requested information may
invalidate your claim. You will need to supply:

1.  The telephone number of your broadband line

2.  Your order reference number

3.  Yourshareholder reference number

If all the correct information is supplied and your claim is validated, then you will receive your ‘Welcome Cheque’
within 28 days of activation.

*Introductory price achieved via £54.24 credit on your first bill. £17.99 a month from month 7. 18 month term. Payment by Direct Debit. Excludes upgrades/regrades. BT Total Broadband is subject to availability. BT line or similar required. Indoor range of Hub up to 50m. **£50 ‘Welcome Cheque’
offer ends 31 August 2007. New customers only. Activation is required on or before 14 September 2007. Complete the online form and BT will send a cheque (£50 for Options 2 or 3 or £30 for Option 1) within 28 days. This is in addition to any introductory offer available on www.bt.com/broadband.
Proof of BT Total Broadband purchase required (order reference number and the telephone number of your broadband enabled line). Hub £30 online/£50 by telephone – Option 1 only. Handset £49.99.

Back to Contents

Customer experience

Customers are at the heart
of everything we do

Customers are at the heart of
everything we do, and we are
doing everything we can to ensure
that all our customers enjoy a
consistently positive experience
with us, no matter who or where
they are. To this end, we are
focusing on the three key stages
in the customer experience story:
when we want to create something
new for customers; when
customers want to buy something
from us; and when customers want
us to fix something.

Getting it right and doing it quickly
At each stage, we are focusing our efforts on improving two key things that we know all our customers value: getting it right

Getting it right and
doing it quickly
At each stage, we are focusing
our efforts on improving two
key things that we know all our
customers value: getting it right

first time; and doing it as quickly
as possible. So, for example,
we’re working on ways to speed
up our development of new
products that customers really
want (see hothousing on page
16), to make it quick and easy
for them to choose and buy those
products, and to fix any faults
with them before they notice
there’s a problem.

We know that we have a lot to
do and a fair way to go before
we realise our ambition of
delivering a consistently positive
experience for all our many
different customers, but we
know how to go about it and
are wholeheartedly committed
to making it happen.

Back to Contents

Convergence

Wake up, get out of bed…

At home, in the office, out and about – these days you can talk, walk, rest and play in a way that fits in with how you want to live your life.
To give you an idea of the potential, here’s a day in the life of Dave…

BT Total Broadband

6.00am
Wake up, get out of bed, make a cuppa,
sit down to finish and fire off that client presentation before the kids wake up.
It’s a bit of a megabit monster, but my secure and super-fast BT Total Broadband zaps it off in an instant… “Daddy!”

BT Fusion

9.00am
Walk back from dropping the kids off at school. So much better than commuting! Pick up a call on my BT Fusion phone via Wi-Fi…am still talking as I walk up the stairs to my home office (my call’s seamlessly transferred from my mobile network to my cheaper broadband line as soon as I get home).

www.bt.com/btfusion/shareholder

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Office Anywhere

11.00am
Pick up my pocket-sized Office Anywhere device and head out to a client meeting. Catch up and watch the BBC news which automatically downloaded this morning onto it. Email my New York associate the customer presentation we worked on together last night. Office Anywhere is a great new business tool, it’s like having my office in my pocket. I’m connected anywhere, anytime.

www.bt.com/anywhere

BT Openzone Wireless

12.00 noon
Meet my client in the nearby hotel.
Coffee and a chat, and we read together some facts and figures on my ‘Office Anywhere’ using the BT Openzone wireless broadband. It’s a sunny day so take an executive decision to reconvene the meeting in…

12.30pm
…the park across the road. As the park is bang in the middle of Westminster (BT Wireless City) we are able to fuel our ideas with all kinds of online information for free! (From Birmingham to Newcastle to Westminster, BT has so far set up BT Wireless City networks in 12 UK cities). We shake hands and I make a call over broadband to tell HQ the good news.

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Convergence

1.30pm
Head back home, or should that be back to the office? It’s a happy blur for me.

2.00pm
Time to chill. I can look at those emails
that have just come through when I pop
upstairs to the ‘Office’ and read them
on my laptop.

BT Home IT Support

3.15pm
Pick the kids up from school. A quick game of
footie, then home. Take a call from Grandma.
She’s thinking of finally taking the plunge with
“ this internet-thingy”. I mention that BT’s Home
IT Install and Home IT Visit services will make
the whole thing easy for her.

www.bt.com/itadvice

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BT Home Hub

5.00pm
Work on my laptop in the living room – thanks to
our BT Home Hub, we can surf the world wide web anywhere in the house or even under the parasol in the garden! The kids are playing games on our BT
Vision (they assure me they’ve done their homework).

www.bt.com/shareholders/broadband

BT Vision

8.00pm
My other half’s home, just in time to kiss the
kids goodnight and flop down in front of the
TV. BT Vision really is a revolution. We can
watch what we like, when we like, record
up to 80 hours of programmes at the touch
of a button and enjoy a whole host of other interactive stuff.

www.btvision.bt.com/btvision

Midnight
Switch channels to watch that must-see programme I’d seen previewed on BT
Vision the other day.

0.15am
Zzzzzzzzzzzzzzz...It’s been a busy day, but
don’t worry – I’ll be able to catch up with that programme again via BT Vision tomorrow...

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Global Services

Helping to
make the
seas safer

The next time you’re enjoying a bracing clifftop walk
or messing about in boats or just relaxing on a beach
in a deckchair, spare a thought for us…

From John O’Groats to
Land’s End, from Llandudno
to Lindisfarne, the Maritime
and Coastguard Agency (MCA)
keeps a watchful eye on every
inch of the UK’s 10,500 miles
of coastline and more than
22 million square miles of sea.
Meanwhile behind the scenes,
we’re keeping a watchful eye on
the MCA’s network to make sure
it never lets them down.

Safer Lives, Safer Ships,
Cleaner Seas

The MCA is responsible for every
aspect of marine safety, including
co-ordinating search and rescue,
maintaining the quality of
shipping in UK territorial waters
and preventing coastal pollution.
As its motto says: Safer Lives,
Safer Ships, Cleaner Seas.

Super-reliable, no matter
how remote

We provide and manage the
network linking over 500
mainly coastal locations and 19
Maritime Rescue Co-ordination
Centres. Many of these locations
are ship-to-shore radio stations
in some of the most remote areas
of the UK. Given the nature of
the MCA’s task, the network
needs to be super-reliable. “BT
really understands what the MCA
is all about and this is reflected
in the high quality of service we

One of the benefits that we have found
with BT is that we work in partnership…
and I truly mean partnership.
Richard Parkes, Director of Technical Services, MCA

receive,” says James Findlay,
Head of IT Services, MCA. “BT
consistently exceeds its 99.95%
network availability target.

”The availability and resilience
of the network is tested around
the coast around the clock, and
on occasion to extremes. When
severe flooding in Boscastle
and Carlisle created major
emergencies, for example, the
network remained unaffected,
allowing the MCA to participate
fully in the rescue operations.

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MCA is just one of many major
organisations we're working
with around the world. Here
are a few other snapshots of
our global services in action:

•

•
•

A managed network for Financial Times journalists in
55 countries to share ideas, stories and insights with
each other and the London headquarters.

Super-secure networks for NATO and the Ministry of Defence.

A mobile Crime Scene Investigation lab for the Forensic Science Service.

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Innovation

Back to Contents

Innovation

Inventing the future
with the next generation

When we worked together with students from Stoke
High School and St. Joseph’s College, Suffolk, on developing new product ideas, the results were phenomenal…

Hothousing, for better
faster innovation
We invited the students to take part in a series of hothouses at Adastral Park, home to BT’s research and development labs. Hothousing (where people with different skills gather to compete on their ideas) is one of the ways in which we are increasing the speed and effectiveness of innovation across BT.

From an intelligent supermarket
trolley to a mobile that grows
Four teams of students and
BT people worked on four ideas over three three-hour hothouses. Together, they produced four remarkable prototypes for the
21st century: Driving Force, an intelligent transport solution;

I thought BT was
just phones and
broadband, but the
things I have seen
are across a whole
range of uses and
it is amazing.
Student

iVine, a mobile device that grows; Trolley Dolly, an intelligent supermarket trolley; and Techno
Classroom, a high tech learning

product. All four prototypes
have been taken forward. Driving Force, for example, is being evaluated as a major growth initiative and Trolley Dolly is being further developed as part of our Future Store showcase.

Working with bright sparks
around the world
So successful and enjoyable was the experience for all concerned that we are rolling out the Young Customer Hothouse programme across the UK and around the world. We can’t wait to see, for example, what new and exciting innovations our student co-creators in other parts of the world will come up with. It’s quite possible that we’ll all be enjoying the results in the not too distant future.

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